CONFIDENTIAL TREATMENT
REQUESTED BY COTT CORPORATION
PURSUANT TO 17 C.F.R. 200.83
Redactions are marked with [***]

Cott Corporation
5519 W. Idlewild Avenue
Tampa, FL 33634
Matthew A. Kane, Jr.
Tel 813-313-1724
Fax 813-881-1870

June 13, 2008

BY FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Williamson

Re:	Cott Corporation
Definitive Proxy Statement on Schedule 14A, filed March 26, 2007
Form 10-K for Fiscal Year Ended December 30, 2006, filed February 28, 2007
File No. 000-31410

Dear Mr. Reynolds,

Cott Corporation (the “Company”) is hereby responding to the request of the staff of the Securities and Exchange Commission (the “Commission”) that it provide a further supplemental analysis as to why it is appropriate to omit certain performance targets used by the Company to determine bonuses for executive officers pursuant to Instruction 4 to item 402(b) of Regulation S-K. The Company is also providing supplemental advice based on its 2007 proxy statement relating to differences between its bonus targets for the year ended December 29, 2007 and that ended December 30, 2006.

The Company requests that the following be kept confidential: the contents of this letter, including the performance targets identified herein, any memoranda, notes, correspondence or any other writings made by any member or employee of the Commission relating to this letter, or any conference or telephone call with respect thereto, as well as any copies or extracts of the foregoing. The Company bases its request on its belief that the performance targets and related materials constitute “trade secrets and commercial or financial information obtained from a person and privileged or confidential” under the provisions of 17 C.F.R. § 200.80(b)(4).

Jay Williamson	CONFIDENTIAL TREATMENT
Securities and Exchange Commission	REQUESTED BY COTT CORPORATION
June 13, 2008
Page 2

I.	Company Performance Bonus Plan

Under the Company’s performance bonus plan, as described in its 2007 proxy statement, the Company’s Compensation Committee establishes bonus targets for each executive officer early in the fiscal year. At its discretion, the Compensation Committee may base such targets on earnings before interest and taxes (“EBIT”), earnings per share (“EPS”), and sales and, in each individual case, upon quantitative and qualitative targets tied to the Company’s business plans for the year, including EBIT and sales targets related to sub-enterprise performance. As discussed below under the caption “Performance Bonus System in 2006 and 2007,” in 2006, the Company used EPS, EBIT, and sales at both the enterprise and sub-enterprise level with different mixes associated with different bonus pools and, in 2007, the Company used EBIT at the enterprise and sub-enterprise level and some individually derived targets.

If the Company uses enterprise level EPS and sales targets in the future, it will disclose them. However, the Company views EBIT and sub-enterprise sales performance targets as sensitive financial, commercial and strategic information. Detailed disclosure of these targets would, in the Company’s view, benefit the Company’s competitors and customers by providing them with substantial knowledge of the Company’s pricing and marketing strategies, which could be used by competitors to target Company customers and programs and by customers in negotiations with the Company. To prevent harm to the stockholders through the harm that would result to the Company from this disclosure, the Company believes that these targets should remain confidential.

The Company is not aware of any public disclosure of this information, and the Company has taken appropriate measures to protect its confidentiality. The actual targets are known only to the individual to whom they apply, the Compensation Committee, a few other members of senior management, a limited number of human resources personnel, and certain of the Company’s legal and accounting advisors.

II.	Business Environment.

The highly competitive non-alcoholic beverage business consists of several large national brand companies, regional soft drink manufacturers of various sizes, and one or two companies similar in size to the Company. These businesses all sell products to the large national or supra-regional retailers where the Company’s business is currently concentrated. The price competition in the Company’s products is intense. Consolidation among certain of the industry’s suppliers has created a limited supply chain for components necessary for the timely production of the Company’s (and its competitors’) products. In this environment, the specific disclosure of EBIT and sales targets would allow competitors and customers to form very sophisticated inferences as to the Company’s pricing and marketing plans. Understanding that conclusion requires an understanding of the non-alcoholic beverage industry, the Company’s position within it, and the components of the Company’s business.

Jay Williamson	CONFIDENTIAL TREATMENT
Securities and Exchange Commission	REQUESTED BY COTT CORPORATION
June 13, 2008
Page 3

Beverage Industry. As noted above, the non-alcoholic beverage market consists of several large national brand companies with substantial resources and considerable brand equity, most notably Coca-Cola and Pepsi. Additional competition comes from regional soft drink manufacturers of varying sizes, and one or two other companies of comparable size and resources to the Company. The Company’s products consist principally of private label (retailer brand) carbonated beverages produced for large national and supra-regional retailers, all of whom also buy from the Company’s competitors. The supply chain, too, is consolidated – for example the Company and each of its competitors buy a substantial portion of their cans and bottles from two suppliers who are also principal supplier(s) to one or the other of the national brand companies. Retail price and other merchandising information is readily available in published form and by visiting the stores of the Company’s customers. Securities analysts and industry experts and participants have developed very sophisticated models to analyze the business. As a result, the Company’s competitors, customers, and suppliers (through their own dealings with many of the same entities and their use of publicly available data and predictive models) already have significant information about the Company’s cost and price structure on a very close to real time basis.

Company’s Business. The Company’s business and corresponding P&L is quite simple:

•	[***]

•	[***]

•	35 – 40% of the Company’s business is accounted for by a single customer, and approximately 46% of North American business is accounted for by that customer.

•	[***] comprise a substantial portion of the rest of the Company’s business.

•	The Company’s business model is based on a “no frills” approach with no significant advertising or marketing expense.

III.	Competitive Harm.

As discussed above, the Company seeks to keep confidential three components of its bonus plan, sub-enterprise sales targets and EBIT at the enterprise and sub-enterprise level. The Company’s reasoning for this is as follows:

•

Sub-Enterprise Sales. If sub-enterprise sales targets are disclosed, even after the conclusion of a fiscal year, the Company’s competitors and customers will be able to use these targets, together with other information readily available to them, to

Jay Williamson	CONFIDENTIAL TREATMENT
Securities and Exchange Commission	REQUESTED BY COTT CORPORATION
June 13, 2008
Page 4

develop marketing strategies specifically targeted at the Company’s principal accounts. The reasons for this are straightforward: In most regions, [***] account for the majority of the Company’s business, and there is limited opportunity to change that account mix given the consolidation of the industry into which the Company sells. The Company’s product mix, retail pricing, promotional activities, and “shelf space” are readily ascertainable by competitors from surveys of the stores carrying the Company’s products, and such surveys are routinely conducted in the Company’s industry. In this environment, the disclosure of these targets allows the Company’s competitors to develop a reasonably clear roadmap of the Company’s intentions, even if it is assumed that new sales are generated evenly across customers. Such a competitor could learn whether the Company anticipates expanding or contracting sales to its customers, driving sales volume by price or by increases in shelf space or product mix. This information would allow that competitor to target the Company’s principal accounts very precisely.

•

EBIT. The disclosure of EBIT targets at either the enterprise or the sub-enterprise level would be useful to the Company’s customers and competitors. The reasons for this are embedded in the nature of the Company’s industry. As discussed above, both competitors and customers have significant information about the Company’s cost structure through dealing with many of the same vendors and publicly available disclosures. Similarly, both competitors and customers can estimate, with a fair degree of accuracy, the Company’s ability to achieve cost decreases during any fiscal period. And, as discussed above, the Company’s competitors and customers have substantial information about the volumes of company sales. Combining this information with disclosure of target EBIT would allow competitors to estimate with a reasonable degree of certainty the Company’s anticipated pricing strategies and to evaluate the success or failure of those strategies. This problem is exacerbated substantially at the regional level given the concentration of the Company’s customer base.

Perhaps more important, in years in which the Company exceeds EBIT targets, the Company’s industry is such that customers are highly likely to seek pricing concessions based on the value of the incremental EBIT achievement over target. Such pricing concessions may come in the form of forward pricing changes, rebates, promotions, or other adjustments.

Disclosure of year over year performance targets will provide both competitors and customers with a substantial amount of information about the level of sales increases that the Company seeks to achieve. Given the very limited number of ways in which these increases can be achieved, both customers and competitors would be in a position to make very sophisticated and highly educated guesses as to the Company’s likely future pricing activities.

Jay Williamson	CONFIDENTIAL TREATMENT
Securities and Exchange Commission	REQUESTED BY COTT CORPORATION
June 13, 2008
Page 5

In summary, the disclosure of specific targets could very easily impair shareholder value by resulting in reductions of prices received by the Company, increases in operating costs of the Company, and targeted by competitors aimed directly at particular accounts and products.

In addition, as Mr. Williamson pointed out in a conversation with counsel, the Company does disclose that the “Company match” portion under the Executive Incentive Share Purchase Plan (the “EISPP”) depends on achievement of a cumulative amount of EBIT growth over the three-year performance period applicable to the EISPP. This information, however, is not analogous to a given year’s EBIT target for purposes of the performance bonus plan. Because the EISPP performance cycle is spread out over three years, no specific information is disclosed with respect to any particular year, and the information is therefore not sensitive. Without disclosure of the actual EBIT number with respect to any year of the EISPP performance cycle, third parties cannot glean as much information as they could from the disclosure of an annual EBIT target. The Company believes that, unlike disclosure of annual target EBIT, the competitive harm resulting from disclosing the minimum three-year EISPP EBIT growth necessary to achieve the match is not significant enough to warrant exclusion under the confidential treatment standard.

IV.	Proposed Disclosure Regarding Compensation System

The following section of this letter summarizes generally the disclosure that the Company is including regarding the performance bonus aspects of its compensation system in its 2007 proxy materials. This disclosure will look first at the Company’s overall theory of bonus compensation, describe the manner in which the bonuses are established, list for each named executive officer a narrative explanation of the components of his or her bonus, evaluate the difficulty of achieving the bonus compensation levels, and summarize the bonus compensation awarded.

As the Company discloses in its proxy materials, performance bonuses are awarded based in part on achieving corporate targets and in part on achieving individual targets. Performance bonuses have a threshold level, a target level, a “stretch” level, and a maximum level, each expressed as a percentage of annual based salary. Performance reaching the threshold but not the target may make the executive eligible to receive half of the target bonus. Performance exceeding the target level may make the executive eligible to receive a bonus greater than the target level.

The actual targets vary depending on the business area in which the bonus-eligible executive is employed; the area in which an individual is employed determines the “bonus pool” from which he or she may receive a performance bonus payment. Recently, there have been six bonus pools: North America, Mexico, Corporate, U.K. and Europe, International, and China. The targets used may vary from bonus pool to bonus pool. Named executive officers participated in the corporate bonus pool or the North American bonus pool in 2006 and 2007.

Jay Williamson	CONFIDENTIAL TREATMENT
Securities and Exchange Commission	REQUESTED BY COTT CORPORATION
June 13, 2008
Page 6

Target level for the corporate performance target is based on an EBIT goal derived from the proprietary model the Company uses for internal financial planning and forecasting. The model draws from a number of factors, including the Company’s assessment of the market for its products, competitive considerations and commodity pricing. The threshold level is 90% of target EBIT, and the stretch level (which pays two times target bonus) is 110% of target EBIT. The stretch target is difficult to achieve, with the Company achieving the stretch target in fewer than half of its fiscal years since 2003. In most, but not all years, the Company achieves the threshold target.

Individual targets for named executive officers vary by business unit and the executive’s function within the Company. The target goals are set to reflect the executive’s role in ongoing and planned business initiatives and are designed to closely correlate with operating results. A variety of factors, including the Company’s areas of focus for the coming year, relationships with customers and suppliers, and general economic conditions, bear on the specific target levels that are set. A description of the targets for each named executive officer is included in the Company’s proxy statement.

V.	Performance Bonus System in 2006 and 2007

The Company does not believe that the performance targets for 2007 were materially different from those used in 2006. As disclosed, the Company sets performance targets annually, choosing from a variety of possible measurement methods, and varies levels of target achievement based on projections derived from proprietary models.

2007. For 2007, 70% of the bonus for which a named executive officer was eligible related to the achievement of corporate financial EBIT targets and 30% related to the achievement of individual goals. In 2007, the Company experienced numerous challenges due to developments in its business. Except for two executives whose bonuses were guaranteed in connection with their recruitment during early 2007, no named executive officer received a bonus based on corporate financial targets. Two executive officers achieved personal targets and received a bonus equal to 30% of their base salary. For the Staff’s information, the 2007 enterprise level EBIT target was $[***] million. The International EBIT target was $[***] million and the North America EBIT target was set at $[***] million, [***].

2006. In 2006, individual performance targets were not used for named executive officers. Targets were established for six bonus pools, based on different mixes of measurements relevant to each area of the business. The Corporate bonus pool achievement was based on

Jay Williamson	CONFIDENTIAL TREATMENT
Securities and Exchange Commission	REQUESTED BY COTT CORPORATION
June 13, 2008
Page 7

EBIT and EPS. The North American sales and marketing pool also considered sales. Other than executives who left the Company during 2006, all of our named executive officers listed in the 2007 proxy statement participated in the Corporate bonus pool, which achieved performance targets and paid out “at target” (100% of annual base salary). One executive was promoted within the Company during 2006; that executive participated for part of the year in the North American sales and marketing bonus pool and for the remainder of the year, following his promotion, in a blended average of the Corporate bonus pool and the North American sales and marketing bonus pool. The North American sales team achieved results in 2006 that exceeded performance targets, and bonuses were paid at 132% of target. Because the calculation of his bonus included both North American and Corporate achievement, the promoted executive received a bonus of 127% of his base salary for 2006. For the Staff’s information, the 2006 EPS target for named executive officers was $[***]. The 2006 enterprise EBIT target was $[***] million. For the North American sales and marketing bonus pool, the sales target was $[***] million.

VI.	Conclusion

It is respectfully submitted that the disclosure of the performance targets would not aid investors in understanding the Company’s compensation system and would cause competitive harm to the Company and, ultimately, its investors. Therefore, the Company believes it is appropriate to omit the targets from its disclosure.

Please direct any questions or comments regarding the responses set forth above to our outside legal counsel, H. John Michel, Jr. of Drinker Biddle & Reath LLP, at (215) 988-2515.

Sincerely,

/s/ Matthew A. Kane, Jr.
Matthew A. Kane, Jr.
Vice President, General Counsel & Secretary